FILED BY ODNB FINANCIAL CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: NATIONAL CAPITAL BANCORP, INC.

ODNB Financial Corporation and National Capital Bancorp, Inc.

Announce Merger of Equals

Creating a Top Tier Community Bank Headquartered in Washington, D.C.

with Approximately $2.4 Billion in Total Assets

Highlights of the Announced Transaction:

•	Will create a bank holding company with approximately $2.4 billion in assets and 10 branches across Washington, D.C., Virginia, Maryland, Pennsylvania, and Florida

•	Will be the 7th largest bank headquartered in the Washington, D.C. MSA

•	Greater scale and resources to deliver best-in-class products and services

•	Like-minded institutions with strong cultural alignment and a longstanding commitment to employees, customers, shareholders, and the communities they serve

•	Both companies operate on the same data processing system, which is expected to facilitate the operational integration with little disruption to customers

•	Significant EPS accretion

•	Attractive, low-cost core funding base

•	Opportunity for meaningful value creation for shareholders with strong pro forma profitability

•	Anticipated listing on Nasdaq or the NYSE concurrent with the merger closing

•	Expected increased trading liquidity for both companies and continuation of the equivalent of NACB’s current dividend

Tysons Corner, Virginia and Washington, D.C., June 15, 2026 – ODNB Financial Corporation (private) (“ODNB”), the holding company of Old Dominion National Bank, and National Capital Bancorp, Inc. (OTCID: NACB) (“NACB”), the holding company of The National Capital Bank of Washington (“National Capital Bank”), today jointly announced they have entered into a definitive merger agreement pursuant to which NACB will merge into ODNB, with ODNB surviving as the bank holding company. The combined holding company, which will be named National Capital Bancorp, Inc., expects to list its common stock on Nasdaq or the New York Stock Exchange and trade under the ticker symbol “NACB”. Old Dominion National Bank will merge with and into National Capital Bank, with National Capital Bank surviving as the wholly owned subsidiary bank. In Pennsylvania, Centre 1st Bank will continue as a division of the combined bank. Richard B. (Randy) Anderson, Jr., current Chairman and CEO of NACB, will serve as non-executive Chairman of the Boards of the combined holding company and combined bank. Mark Merrill, current Chairman and CEO of ODNB, will serve as CEO of the combined holding company and combined bank. He will also serve as the President of the combined bank. Jack Infield, current President of ODNB, will serve as President of the combined holding company. The combined company’s board of directors will have seventeen directors, consisting of ten directors from ODNB and seven directors from NACB.

Mark Merrill commented, “This strategic combination creates a strong and promising future for our organization, our customers, and our shareholders. NACB brings one of the strongest deposit bases in the Washington, D.C. region, which complements ODNB’s best-in-class growth rate. I am also very pleased that Randy Anderson will serve as Chairman of the combined company and bank. Randy and I have known each other for more than a dozen years and have worked together in the past. We share the same philosophy and values, and we believe that bringing our teams together as one company will be a meaningful step forward for both organizations. I am excited to lead a talented management team focused on delivering exceptional customer service, increasing shareholder value, and continuing our commitment to the communities we serve.”

Randy Anderson added, “ODNB and NACB are community-focused organizations with similar cultures and a shared commitment to customers. This merger brings together two strong teams dedicated to exceptional client service, lasting relationships, and helping individuals and businesses achieve their financial goals. The combined bank will remain committed to the relationships we have built over many decades of service to our communities. With greater scale, expanded resources, higher loan limits, and broader geographic reach, we will be better positioned to serve customers, support employees with additional career opportunities, deepen our presence in existing markets, and expand more effectively into the markets we seek to serve. We are honored to partner with Mark and his team.”

Transaction Details

Under the terms of the definitive merger agreement, which was unanimously approved by the boards of directors of both companies, holders of NACB common stock will have the right to elect to receive: (a) 100% stock at an exchange ratio of 5.2390 shares of common stock of ODNB for each share of NACB, (b) 100% cash at $83.00 per share, or (c) a mixture of 90% stock and 10% cash. The cash portion of the merger consideration will not exceed 10% of the total merger consideration, will not exceed $1.0 million (12,048 shares) per NACB shareholder, and will be subject to certain proration procedures. Existing ODNB shareholders are expected to own approximately 65%-68% of the outstanding shares of the combined company and NACB shareholders are expected to own approximately 32%-35%, based upon the outcome of the election process.

At March 31, 2026, ODNB valued its common stock at $16.24 per share. Assuming that the election procedures result in the merger consideration being 90% stock and 10% cash, the transaction is expected to be over 50% accretive to earnings per share (“EPS”) in 2027. The combined company is expected to have total assets of approximately $2.4 billion on a pro forma basis at closing.

Timing and Approvals

The merger is expected to close in the fourth quarter of 2026, subject to satisfaction of customary closing conditions, including regulatory approvals and shareholder approvals from ODNB and NACB shareholders. ODNB and NACB directors have entered into agreements pursuant to which they have committed to vote their shares of ODNB and NACB common stock, respectively, in favor of the merger.

Advisors

Piper Sandler & Co. acted as financial advisor to NACB and delivered a fairness opinion to the Board of Directors of NACB, and Williams Mullen served as legal counsel to NACB. D.A. Davidson & Co. acted as financial advisor to ODNB in the transaction and delivered a fairness opinion to the Board of Directors of ODNB. Troutman Pepper Locke LLP served as legal counsel to ODNB.

About ODNB Financial Corporation

ODNB Financial Corporation is the holding company for Old Dominion National Bank, a locally owned community bank serving markets including the Washington, D.C. metropolitan area. The Bank’s executive headquarters is located in the heart of Northern Virginia in Tysons Corner, with full-service branches in Tysons Corner and Leesburg, Virginia, as well as communities in Central Virginia through its Albemarle County branches and in South Florida through its Boca Raton office.

Centre 1st Bank, a wholly owned division of Old Dominion National Bank, serves customers in Pennsylvania and New Jersey from offices in State College, Pennsylvania.

ODNB offers clients with a full spectrum of financial services, ensuring access to top-tier technology and personalized solutions to help achieve their financial goals. ODNB had $1.6 billion in total assets at March 31, 2026. For more information about ODNB, visit www.odnb.bank.

About National Capital Bancorp, Inc.

National Capital Bancorp, Inc. is the holding company for The National Capital Bank of Washington, which was founded in 1889 and is Washington’s Oldest Bank. NACB is headquartered on Capitol Hill with offices in the Friendship Heights community in Northwest, D.C., the Courthouse/Clarendon community in Arlington, Virginia and the Fox Hill senior living community of Bethesda, Maryland. National Capital Bank also operates residential mortgage and commercial lending offices and a wealth management services division. National Capital Bank product and service offerings include personal and business deposit accounts, robust online and mobile banking services and sophisticated treasury management solutions – all delivered with top-rated personal service. National Capital Bank is well positioned to serve all the banking needs of those in our communities. NACB had $735.3 million in total assets at March 31, 2026. For more information about NACB, visit www.nationalcapitalbank.bank.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, but instead represent only the beliefs, expectations, or opinions of ODNB and NACB and their respective management teams regarding future events, many of which, by their nature, are inherently uncertain and beyond the control of ODNB and NACB. Forward-looking statements may be identified by the use of such words as: “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or words of similar meaning, or future or conditional terms, such as “will,” “would,” “should,” “could,” “may,” “likely,” “probably,” or “possibly.” These statements may address issues that involve significant risks, uncertainties, estimates, and assumptions made by management, including Mark Merrill’s and Randy Anderson’s quotations and statements about (i) the benefits of the proposed transaction, including future financial and operating results, costs savings, enhancement to revenue and accretion to reported earnings that may be realized from the proposed transaction; (ii) the expected timing of completion of the proposed transaction; and (iii) ODNB’s and NACB’s plans, objectives, expectations and intentions and other statements contained in this communication that are not historical facts. In addition, these forward-looking statements are subject to various risks, uncertainties, estimates, and assumptions with respect to future business strategies and decisions that are subject to change and difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Although ODNB’s and NACB’s respective management teams believe that estimates and assumptions on which forward-looking statements are based are reasonable, such estimates and assumptions are inherently uncertain. As a result, actual results may differ materially from the anticipated results discussed in these forward-looking statements as a result of a variety of factors, many of which are beyond the control of ODNB and NACB.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of NACB may not be successfully integrated into ODNB or the business of Old Dominion National Bank may not be successfully integrated into National Capital Bank, or such integration may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the proposed transaction may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the proposed transaction, including adverse effects on relationships with employees and customers, may be greater than expected; (4) the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); (5) the outcome of any legal proceedings that may be instituted against ODNB or NACB; (6) the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between ODNB and NACB; (7) reputational risk and potential adverse reactions of ODNB’s or NACB’s customers, employees or other business partners, including those resulting from the announcement or completion of the proposed transaction; (8) the dilution caused by ODNB’s issuance of additional shares of its capital stock in connection with the proposed transaction; (9) the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; (10) certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; (11) economic, legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which ODNB and NACB are engaged; (12) competitive pressures in the banking industry that may increase significantly; (13) changes in the interest rate environment that may reduce margins and/or the volumes and values of loans made or held as well as the value of other financial assets held; (14) an unforeseen outflow of cash or deposits or an inability to access the capital markets, which could jeopardize ODNB’s or NACB’s overall liquidity or capitalization; (15) changes in the creditworthiness of customers and the possible impairment of the collectability of loans; (16) insufficiency of ODNB’s or NACB’s allowance for credit losses due to market conditions, inflation, changing interest rates or other factors; (17) adverse developments in the financial industry generally, responsive measures to mitigate and manage such developments, related supervisory and regulatory actions and costs, and related impacts on customer and client behavior; (18) general economic conditions, either nationally or regionally, that may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit or other services; (19) unusual and infrequently occurring events, such as weather-related or natural disasters, geopolitical conflicts, acts of war or terrorism, or public health events; (20) cybersecurity threats or attacks, whether directed at ODNB or NACB or at vendors or other third parties with which ODNB or NACB interact; (21) the implementation of new technologies, and the ability to develop and maintain reliable electronic systems; (22) changes in business conditions; (23) changes in the securities market; and (24) changes in the local economics with regard to ODNB’s and NACB’s respective market areas.

These factors are not necessarily all of the factors that could cause ODNB’s, NACB’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm ODNB’s, NACB’s or the combined company’s results. Additional factors that could cause results to differ materially from those described above may be found in the Registration Statement on Form S-4 that ODNB will file with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on ODNB, NACB or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. ODNB and NACB urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by ODNB and NACB. Forward-looking statements speak only as of the date they are made and ODNB and/or NACB undertake no obligation to update or clarify forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Important Additional Information and Where to Find It

In connection with the proposed transaction, ODNB intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of ODNB common stock to be issued in connection with the proposed transaction. The Registration Statement will include a joint proxy statement of ODNB and NACB, which also constitutes a prospectus of ODNB (the “Joint Proxy Statement/Prospectus”) that will be sent to shareholders of ODNB and shareholders of NACB seeking certain approvals related to the proposed transaction. Each of ODNB and NACB may file with the SEC other relevant documents concerning the proposed transaction.

INVESTORS AND SHAREHOLDERS OF ODNB AND NACB AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ODNB, NACB AND THE PROPOSED TRANSACTION. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus, as well as other filings containing information about ODNB and NACB, may be obtained after their filing at the SEC’s website (http://www.sec.gov). In addition, free copies of the Registration Statement and Joint Proxy Statement/Prospectus, when available, also may be obtained by directing a request by email or mail to ODNB at shareholders@odnb.bank or, 8607 Westwood Center Drive, Suite 400, Tysons Corner, VA 22182, Attention: Investor Relations. These documents also may be obtained by directing a request to NACB at 316 Pennsylvania Avenue, SE, Suite 402, Washington, DC 20003, by telephone at 202-851-4483, or by accessing NACB’s website at https://www.nationalcapitalbank.bank under “About Us - Investor Relations”. The information on ODNB’s and NACB’s websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities of ODNB or NACB or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

ODNB, NACB and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of ODNB and shareholders of NACB in connection with the proposed transaction. Information about the interests of the directors and executive officers of ODNB and NACB and other persons who may be deemed to be participants in the solicitation of shareholders of ODNB and shareholders of NACB in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Free copies of this document, when available, may be obtained as described in the preceding paragraph.

Contacts

Mark S. Merrill	Richard B. (Randy) Anderson, Jr.
Chairman and CEO	Chairman of the Board
ODNB Financial Corporation	National Capital Bancorp, Inc.
(571) 299-6942	202-851-4465